UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.______)*


                                Zone 4 Play, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   989759105
                        ------------------------------
                                 (CUSIP Number)

                               November 9, 2004
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 989759 10 5
          ---------
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 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.
      13-2649199
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [  ]
      (b) [x]
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 3    SEC USE ONLY
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 4    CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware
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              5    SOLE VOTING POWER  0
NUMBER OF     -----------------------------------------------------------------
SHARES
BENEFICIALLY  6    SHARED VOTING POWER  2,810,400
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     7    SOLE DISPOSITIVE POWER  0
PERSON WITH   -----------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER  2,810,400
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 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,810,400
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)[]
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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  13.6%
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 12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
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      BD,IA
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Item 1

    (a)  Name of Issuer:   Zone 4 Play, Inc.

    (b)  Address of Issuer's Principal Executive Offices
         103 Foulk Road, Suite 202, Wilmington, Delaware 19803

Item 2

    (a) Name of Person Filing: Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.

    (b) Address of Principal Business Office or, if none, Residence One New York Plaza, New York, NY 10004

    (c) Citizenship WPG is a Limited Liability Company, organized under the laws of the State of Delaware.

    (d)  Title of Class of Securities  Common Stock

    (e)  CUSIP Number  989759105

Item 3. If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

    (a)  [X ]  Broker or dealer registered under section 15 of the Act

    (b)  [  ] Bank as defined in section 3(a)(6) of the Act

    (c)  [  ] Insurance company as defined in section 3(a)(19) of the Act

    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

    (e)  [X ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

    (j)  [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount beneficially owned:  2,810,400 as of October 31, 2004.

    (b) Percent of class: 13.6% based on 20,617,789 shares outstanding (calculated by adding (i) 19,517,789 shares outstanding pursuant to the Form 10-QSB for the quarter ended June 30, 2004 filed by Zone 4 Play, Inc., and (ii) warrants for 1,100,000 shares deemed outstanding pursuant to Rule 13-d(3)(d)(1)(i) under the Securities Exchange Act of 1934).

    (c)  Number of shares as to which the person has:

       (i)   Sole power to vote or to direct the vote  0

       (ii)  Shared power to vote or to direct the vote  2,810,400

       (iii) Sole power to dispose or to direct the disposition of  0

       (iv)  Shared power to dispose or to direct the disposition of 2,810,400


Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

This statement on Schedule 13G (Schedule 13G) is filed by Robeco USA, L.L.C., a Delaware limited liability company which is registered as a broker-dealer under Section 15 of the Act, and as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

This Schedule 13G is being filed with respect to 2,810,400 shares of common stock of Zone 4 Play, Inc., (the Common Stock) held by Robeco at October 31, 2004 for the discretionary accounts of certain clients. By reason of Rule 13d-3 under the Act, Robeco may be deemed to be a beneficial owner of such Common Stock. Robeco expressly disclaims beneficial ownership of the Common Stock. Each client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such common stock purchased for his account. To the knowledge of Robeco, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock which represents more than 5% of the outstanding shares of the Common Stock referred to in Item 4(b) hereof.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


Item 8.  Identification and Classification of Members of the Group.


Item 9.  Notice of Dissolution of a Group


Item 10.  Certification

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 November 9, 2004
                                         ----------------------------------
                                                       Date

                                             /s/ Mary Ann Iudice
                                         ----------------------------------
                                                     Signature

                                              Chief Compliance Officer
                                         ----------------------------------
                                                     Name/Title



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

ACN/Form 13G  (C) 2001: Advisor Consultant Network, Inc.